UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 21, 2025, Oculis Holding AG (the “Registrant”) announced its unaudited results for the three and six month periods ended June 30, 2025, which are further described in the Registrant’s Unaudited Condensed Consolidated Interim Financial Statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and press release, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 99.1 and 99.2 but excluding Exhibit 99.3, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938 and 333-287806) and Form F-3 (File Nos. 333-271063, 333-278409 and 333-281798).

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June, 2025
99.3	Press release dated August 21, 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: August 21, 2025	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer